[Carpenter DSF Letterhead]

April 22, 2009

Ms. Alison T. White

Securities and Exchange Commission

100 F Street

Washington, D.C. 20549

Re:	American Fidelity Dual Strategy Fund, Inc. (the “Fund”) – 485APOS

File Nos. 333-59185; 811-08873

Ms. White,

On behalf of the Fund, this letter is in response to the follow-up comments you relayed to Jennifer Wheeler in connection with the Fund’s 485(a) post-effective amendment filed April 17, 2009. With this letter, I confirm to you that we are revising the Fund’s registration statement to reflect the changes necessary to address your comments. Specifically, we are (1) identifying the specific dates on which American Fidelity Assurance Company (“AFA”) is closed when the New York Stock Exchange (“NYSE”) is open and (2) making it clear that only an emergency, as determined by the SEC, will constitute an emergency that may cause AFA to be closed on a day on which the NYSE is open.

We plan to file a 485(b) post-effective amendment reflecting the changes noted above, to be effective May 1, 2009, as you and Ms. Wheeler discussed. Please call me at 405.523.5395 or Ms. Wheeler at 405.552.2273 if you need additional information.

Sincerely,

/s/ David R. Carpenter

David R. Carpenter